
WOODSIDE
AUSTRALIAN ENERGY

11 March 2003


03050377

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-279-P (Weasel-1), lodged with the Australian Stock Exchange on 11 March 2003;
- Stock Exchange Release in relation to WA-255-P (Stybarrow-1), lodged with the Australian Stock Exchange on 11 March 2003;
- Stock Exchange Release in relation to NT/P57 (Shakespeare-1), lodged with the Australian Stock Exchange on 11 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

1,1 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-279-P
Weasel-1

Woodside Petroleum Ltd., Operator of the WA-279-P Joint Venture, reports that the Weasel-1 exploration well located in the Southern Bonaparte Basin was spudded on 9 March 2003. On 11 March 2003 the operation was running the blowout preventer.

The Sedco 703 drill rig is drilling the well. The location is approximately 160 kilometres southwest of Darwin. Water depth at the location is 38.4 metres. Planned total depth is 1,776 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-279-P is 70%. The other participant is AGIP Austrlia BV 30%.

ANTHONY NIARDONE
Assistant Company Secretary

17 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Stybarrow-1

Woodside Petroleum Ltd., a participant in the WA-255-P Joint Venture, reports that the current operation on the Stybarrow-1 exploration well is pulling anchors and it is expected that the rig will be released from the location today.

Since the last report, the oil-bearing sandstone reservoir has been cored in a sidetrack close to the original bore-hole, and wire-line logs have been acquired at a total depth of 2265 metres. The well has been plugged and abandoned as planned.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

Anthony Niardone
Assistant Company Secretary

11 March 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

NT/P57
Shakespeare-1

Woodside Petroleum Ltd., Operator of the NT/P57 Southern Bonaparte Joint Venture, reports that the Shakespeare-1 exploration well in permit NT/P57 was plugged and abandoned after completing wireline logging. The Sedco 703 drill rig left the Shakespeare-1 location on 7 March 2003.

Woodside's interest in NT/P57 is 70%. The other participant is AGIP Australia BV (30%).

ANTHONY NIARDONE
Assistant Company Secretary